Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-43806


                             TALK VISUAL CORPORATION

                              Prospectus Supplement
                     (To Prospectus Dated October 31, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         Investing in Talk Visual Corporation common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 of our prospectus dated October 31, 2000 to read about factors you should consider before buying shares of our common stock.

         On October 31, 2000, we issued a drawdown notice to Evertrend Holdings Limited in connection with the common stock purchase agreement dated July 27, 2000, evidencing an equity draw down facility between us and Evertrend. This notice offered to sell up to $700,000 of our common stock to Evertrend based on the formula in the stock purchase agreement, during the 22 day period beginning on November 1, 2000 and ending on December 1, 2000. During the first 5 days, Evertrend purchased a total of 858,622 shares of our common stock at an average purchase price of $0.185 per share. These purchases resulted in aggregate proceeds of $144,863.72 being paid and released from escrow to us by Evertrend. Ladenburg Thalmann & Co. Inc. received $12,727.28 in placement fees in connection with this drawdown.

         The attached prospectus relates to the resale of shares acquired by Evertrend pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Evertrend and the resale of shares acquired by Ladenburg pursuant to the exercise of warrants held by Ladenburg. Because Evertrend may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We will not receive any of the proceeds from this sale of shares by Evertrend. However, we will receive the sale price of common stock sold to Evertrend and upon the exercise of the warrants issued to Evertrend and Ladenburg in connection with the stock purchase agreement. We expect to use the proceeds of the sale of common stock and exercise of the warrants for general working capital purposes.

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the related prospectus. Any representation to the contrary is a criminal offense.

           The date of this prospectus supplement is November 8, 2000.